Man Group USA Inc
Two World Financial Center
27th Floor
New York NY 10281-2700
Tel 212 589 6200
Fax 212 589 6215
www.mangroupplc.com

02028077

March 8, 2002

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope.

Sincerely yours,

Donna Balon

Donna Balon
Vice President

v\mb\ltr\Sec12s.doc

3/29

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Man Group plc

Full Issuer Name:
Man Group plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
Yes

Contact Name:
Mr Barry Wakefield

Tel. No:
020 7285 3254

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Generic Announcement

Announcement Body Information:
Man Group plc announces that on 6 March 2002 it purchased for cancellation 50,000 of its 10p ordinary shares at a price of 10.03 per ordinary share.

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Schedule10 - Notification of Major Interests in Shares

Number of reports in announcement:
1

Company Name:
Man Group plc

Full Issuer Name:
Man Group plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
Yes

Contact Name:
Mr Barry Wakefield

Tel. No:
020 7285 3254

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Holding in Company

Schedule 10 - Notification of Major Interests in Shares

1 Name of company:
Man Group plc

2 Name of shareholder having a major interest:

FMR Corp Group of Companies
Fidelity International Ltd Group of Companies

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Non-beneficial interest

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

MSS Nominees Limited	60,430 shares
Chase Nominees Limited	3,075,363 shares
RBS Trust Bank	635,570 shares
Bankers Trust	1,128,113 shares
Nortrust Nominees Ltd	808,870 shares
BT Globenet Nominees Ltd	129,900 shares
Citibank	112,670 shares
Bank of New York - Europe	194,700 shares
Northern Trust	1,210,300 shares
HSBC	409,680 shares
State Street Nominees Ltd	1,230,241 shares
Mellon Trust	326,969 shares
National Cities	47,600 shares
Royal Trust	20,400 shares
HSBC Client Holdings Nominee (UK) Ltd	2,215,182 shares
Nordea	6,900 shares
Bank of New York - London	636,092 shares
State Street Bank & Trust	552,474 shares
NAB - Australia	83,170 shares
Mellon Bank	81,750 shares
Credit Suisse	8,200 shares
KAS Associatie	25,850 shares
RBS - Edinburg	31,330 shares
Bank of Bermuda	45,050 shares
National Australia Bank	5,900 shares
Deutsche Bank AG, London	58,300 shares
Mitsubishi Trust	6,900 shares
Chuo Trust Bank	8,800 shares
JP Morgan	160,771 shares
Brown Brothers Harriman	5,300 shares
Mellon Nominees Ltd	45,800 shares
Chase Manhattan Bank London	95,716 shares
Morgan Stanley	101,300 shares

5 Number of shares/amount of stock acquired:
2,703,811

6 Percentage of issued class:
1.01%

7 Number of shares/amount of stock disposed:
Nil

8 Percentage of issued class:
Nil

9 Class of security:
Ordinary Shares of 10p each

10 Date of transaction:
Unknown

11 Date company informed:
5 March 2002

12 Total holding following this notification:
13,565,591

13 Total percentage holding of issued class following this notification:
5.07%

14 Contact name for queries:
Barry Wakefield

15 Contact telephone number:
020 7285 3254

16 Name of company official responsible for making notification:
Mr Barry Wakefield, Deputy Group Company Secretary

17 Date of notification:
5 March 2002

Additional Information:
The notifiable interests also comprise the notifiable interest of Mr Edward C Johnson 3rd, a principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interests held on behalf of authorised Unit Trust Schemes in the UK notwithstanding the exemption from reporting pursuant to S.209 (1) (h) of the Companies Act 1985.

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